UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

UTG, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90342M109
(CUSIP Number)

August 27, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90342M109

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Eric Lee Oliver
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0
	6	Shared Voting Power 300,000 shares of common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 300,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% of the aggregate outstanding shares of common stock
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Softsearch Investment LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0
	6	Shared Voting Power 300,000 shares of common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 300,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% of the aggregate outstanding shares of common stock
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Softres, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0
	6	Shared Voting Power 300,000 shares of common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 300,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% of the aggregate outstanding shares of common stock
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Softvest LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0
	6	Shared Voting Power 300,000 shares of common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 300,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% of the aggregate outstanding shares of common stock
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Softvest Management LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0
	6	Shared Voting Power 300,000 shares of common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 300,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% of the aggregate outstanding shares of common stock
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Debeck, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0
	6	Shared Voting Power 300,000 shares of common stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 300,000 shares of common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 shares of common stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% of the aggregate outstanding shares of common stock
12	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer UTG, Inc.
(b)	Address of Issuer’s Principal Executive Offices 5250 South Sixth Street Springfield, Illinois 62703

Item 2.
(a)	Name of Person Filing
	1 2 3 4 5 6	Eric Lee Oliver Softsearch Investment LP Softres, LLC Softvest LP Softvest Management LP Debeck, LLC
(b)	Address of Principal Business office or, if none, Residence
1 2 3 4 5 6
400 Pine Street, Suite 1010, Abilene, Texas 79601
400 Pine Street, Suite 1010, Abilene, Texas 79601
400 Pine Street, Suite 1010, Abilene, Texas 79601
400 Pine Street, Suite 1010, Abilene, Texas 79601
400 Pine Street, Suite 1010, Abilene, Texas 79601
400 Pine Street, Suite 1010, Abilene, Texas 79601

(c)	Citizenship
	1 2 3 4 5 6	United States of America Texas Texas Texas Texas Texas
(d)	Title of Class of Securities
	1 2 3 4 5 6	Common Stock Common Stock Common Stock Common Stock Common Stock Common Stock

(e)	CUSIP Number
	1 2 3 4 5 6	90342M109 90342M109 90342M109 90342M109 90342M109 90342M109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 300,000
(b)	Percent of class: 7.9%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 300,000
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 300,000

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Softsearch Investment LP owns 150,000 shares of UTG, Inc. common stock.  Softres, LLC is managing general partner of Softsearch Investment LP.  Eric Lee Oliver is the sole partner of Softres, LLC.

Softvest LP owns 150,000 shares of UTG, Inc. common stock.  Softvest Management LP is managing general partner of Softvest LP.  Debeck, LLC is managing general partner of Softvest Management LP.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2012
/e/ Eric Lee Oliver
Eric Lee Oliver Softsearch Investment LP /s/ Eric Lee Oliver
Eric Lee Oliver General Partner
Softres, LLC /s/ Eric Lee Oliver
Eric Lee Oliver General Partner
Softvest LP /s/ Eric Lee Oliver
Eric Lee Oliver General Partner
Softvest Management LP /s/ Eric Oliver
Eric Oliver General Partner

Debeck, LLC /s/ Eric Lee Oliver
Eric Lee Oliver President

Attention- Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1 – Joint Filing Agreement, dated September 4, 2012, among Eric Lee Oliver, Softsearch Investment LP, Softres, LLC, Softvest LP, Softvest Management LP, and Debeck, LLC

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G with respect to the shares of common stock of UTG, Inc. is filed jointly, on behalf of each of them.

Dated:  September 4, 2012
/s/ Eric Lee Oliver
Eric Lee Oliver Softsearch Investment LP /s/ Eric Lee Oliver
Eric Lee Oliver General Partner
Softres, LLC /s/ Eric Lee Oliver
Eric Lee Oliver General Partner
Softvest LP /s/ Eric Lee Oliver
Eric Lee Oliver General Partner
Softvest Management LP /s/ Eric Oliver
Eric Oliver General Partner

Debeck, LLC /s/ Eric Lee Oliver
Eric Lee Oliver President